Nina Marie Tandon, PhD, MBA

CEO and co-founder, EpiBone Inc.
Curriculum Vitae Updated January 2026

Education

2001 - B.S., Electrical Engineering, The Cooper Union, New York, NY
2006 - M.S., Electrical Engineering, Massachusetts Institute of Technology, Cambridge, MA
2008 - M.S., Biomedical Engineering, Columbia University, New York, MA
2009 - Ph.D., Biomedical Engineering, Columbia University, New York, MA
2012 - M.B.A, Columbia University, New York, MA

Personal Statement

I am the CEO and Co-Founder of EpiBone Inc., a clinical-stage regenerative medicine company developing living bone and cartilage grafts. In my current role, I lead clinical development, regulatory strategy, and international expansion, with executive oversight of investigator-initiated and sponsor-led clinical studies, coordination with hospital systems and regulators, and governance of quality, manufacturing, and safety across U.S. and international programs.

After two decades in biomedical engineering research, I have led the company from inception to $50M in capital raised and the successful completion of a historic Phase I/II clinical trial. Under my leadership, EpiBone has been featured in Bloomberg, CNBC, and CNN, recognized as a World Economic Forum Technology Pioneer, and named one of New York's 100 most exciting startups. With a background in business, engineering, and science, I am uniquely positioned to lead a pioneering biotechnology company and contribute my expertise to transformative projects.

I am currently leading EpiBone's globalization efforts in Abu Dhabi, UAE, with support from Mubadala and the Department of Health, expanding our footprint in the GCC region to drive regulatory approvals, clinical adoption, and investment partnerships.

My PhD and postdoctoral research focused on tissue engineering, particularly the development of bioreactors for cardiology, neurology, and dermatology. This work deepened my understanding of bioreactor design, electrical stimulation, microfluidics, and perfusion, principles that are central to EpiBone's osteochondral tissue engineering technology. To bridge science and business, I spent two years as an Associate at McKinsey & Company in Pharmaceuticals & Medical Devices before earning an Executive MBA from Columbia University, specializing in Healthcare and Entrepreneurship.

I am also a frequent guest lecturer at Columbia Business School and MIT Media Lab, sharing insights on biotech innovation, entrepreneurship, and the intersection of AI and regenerative medicine.

Since 2024, I have led EpiBone's clinical and regulatory engagement in Abu Dhabi in collaboration with Pure Health affiliated hospitals.

Positions and Honors

<u>Positions and Employment.</u>

2001-2003	Avaya Labs Research Engineer, Basking Ridge, NJ
2007-2014	Adjunct Professor, Department of Electrical Engineering, The Cooper Union, New York, NY
2009-2010	Associate, McKinsey and Company, Florham Park, NJ
2010-2014	Staff Associate Postdoctoral Researcher, Department of Pharmacology, Columbia University, Laboratory for Stem Cells and Tissue Engineering, New York, NY
2013-	Chief Executive Officer and Co-Founder, EpiBone Inc., New York, NY
2015-	Lecturer, How to Grow Almost Anything course, Massachusetts Institute of Technology, Cambridge, MA

2024-	Executive leadership of international clinical collaborations, including UAE / Middle East programs

Other Experience and Professional Memberships

2003-2004	Fulbright Scholar, Rome, Italy
2006-	Member, Institute of Electrical & Electronics Engineers Engineering in Medicine and Biology Society (EMBS)
2006-	Member, Biomedical Engineering Society (BMES)

Selected Honors

1997-2001	National Merit Scholar, National Merit Scholarship Corporation, Evanston, IL
1997-2001	Undergraduate Scholarship (Full-Tuition), The Cooper Union, New York, NY
2001	Student Design Contest Winner, Institute of Electrical & Electronics Engineers, Piscataway, NJ
2003-2004	Fulbright Fellowship, Council for International Exchange of Scholars, Washington, DC
2004-2005	MIT Presidential Fellowship, Massachusetts Institute of Technology, Cambridge, MA
2006-2009	Presidential Fellowship, Columbia University, New York, NY
2011	Fellowship Recipient, TED, New York, NY
2012	Top Scientist, Women on Top Award, Marie Claire Magazine, New York, NY, Top 100 Most Creative Person in Business Award, Fast Company Magazine, New York, NY, Senior Fellowship Recipient, TED, New York, NY
2015	Technology Pioneer, World Economic Forum, Cologny, Switzerland
2016	Young Global Leader, World Economic Forum, Cologny, Switzerland, Most Important Women in The History of Science, CNN, Atlanta, GA
2017	100 Most Intriguing Entrepreneurs, Goldman Sachs, New York, NY, Entrepreneurial Winning Woman, Ernst & Young
2019	Notable Women in Healthcare, Crain's, New York, NY
2023	Columbia Engineering Class Day Speaker, New York, NY
2024	Columbia Engineering Board of Visitors, New York, NY
2025	Jean Fox O'Barr Distinguished Speaker Award, Duke University, Raleigh NC The Gano Dunn Award for professional achievement in engineering, Cooper Union, New York NY Alliance for Regenerative Medicine (ARM) — board / committee participation

Contributions to Science

1. My early work focused on the creation of bioreactors for use in cardiac tissue engineering. Heart disease is one of the foremost causes of morbidity and mortality worldwide, and scientific advances are needed to combat the growing numbers of those suffering with heart disease. To this end, my work highlighted the need and challenges associated with developing bioengineered cardiac tissue that could be used to test experimental drugs and devices, as well as developing viable methods for cardiac regeneration. This work also resulted in the award of two patents (Invention Report No. 011827-80299 and Invention Report No. T4356-17551US01).
    a. **Tandon, N.**, Cannizzaro C, Chao PH, Maidhof R, Marsano A, Au HT, Radisic M, Vunjak-Novakovic G. Electrical stimulation systems for cardiac tissue engineering. Nat Protoc. 2009 4(2):155-73.
    b. Vunjak-Novakovic G., **Tandon, N.**, Godier A., Maidhof R., Marsano A., Martens T.P., and Radisic M. Challenges in Cardiac Tissue Engineering. Tissue Eng Part B Rev. 2010 16(2):169-87.
    c. Serena E, Figallo E, **Tandon, N.**, Cannizzaro C, Gerecht S, Elvassore N, and Vunjak-Novakovic G. Electrical stimulation of human embryonic stem cells: Cardiac differentiation and the generation of reactive oxygen species. Exp Cell Res. 2009 315(20):3611-9.
    d. Vunjak-Novakovic, G, Lui, KO, **Tandon, N.**, and Chien, K. Bioengineering Heart Parts: A Paradigm for Regenerative Medicine. Annual Review of Biomedical Engineering, 2011.

2. In addition to my scientific work in tissue engineering, I have also devoted myself to raising awareness of the field. Drawing attention to the exciting prospects tissue engineering may hold will not only increase the public profile of these works, but will also serve to inspire future generations of scientist, as well as engender support from the greater business community. In this way, we can drive the infrastructure necessary to create clinically significant innovations, and bring them to the marketplace.
    a. **Tandon, N.** (2011, March) *Nina Tandon: Caring for engineered tissue* [Video file]. Retrieved from https://www.ted.com/talks/nina_tandon_caring_for_cells
    b. **Tandon, N.** (2012, June) *Nina Tandon: Could tissue engineering mean personalized medicine*? [Video File]. Retrieved from https://www.ted.com/talks/nina_tandon_could_tissue_engineering_mean_personalized_medicine

c. **Tandon, N.,** & Joachim, M. (2014) *Super Cells: Building with Biology*. New York, NY: TED Conference, LLC.
d. **Tandon, N.** (2022, March) *Nina Tandon: The Future of Repairing the Human Body* [Video File]. Retrieved from https://www.ted.com/talks/nina_tandon_the_future_of_repairing_the_human_body
e. Netflix/PBS (2021) – Human: The World Within – Featured in this documentary series, which explores the cutting-edge science of the human body, highlighting the potential of tissue engineering and regenerative medicine in shaping the future of healthcare. [Video File]. Retrieved from https://www.netflix.com/title/81139212

3. My deep desire to realize a world where we can heal ourselves through the promise of tissue engineering has driven me to pursue opportunities to bring this vision to life. Most significantly, this led to the formation of EpiBone, Inc., a company dedicated to developing living, anatomically precise bone and cartilage grafts to transform skeletal reconstruction. Through EpiBone, I have worked to bridge the gap between scientific discovery and clinical application, leveraging cutting-edge stem cell technology, AI-driven digital modeling, and bioreactor-based tissue engineering to create personalized skeletal grafts. Our approach not only reduces surgical complications and improves patient outcomes but also offers a scalable, regenerative alternative to traditional bone and cartilage transplants.

   The company's pioneering work has led to:
   - The first FDA-approved autologous bone tissue-engineered product to enter clinical trials, demonstrating feasibility for patient-specific skeletal reconstruction.
   - Expansion into cartilage tissue engineering, including an approved IND for our engineered, living osteochondral graft, as well as an injectable off-the-shelf cell-based cartilage filler for treating joint injuries and preventing post-traumatic osteoarthritis.
   - Collaborations with the U.S. Department of Defense, AFWERX, and global regulatory agencies, advancing regenerative medicine for both civilian and military applications.
   - Recognition by the World Economic Forum as a Technology Pioneer, as well as features in Bloomberg, CNBC, and PBS for groundbreaking innovations in regenerative medicine.

Complete List of Published Work:

1. Björquist, P., Nowinski Collens, C., Lancaster, J., Lebkowski, J., Lowery, T., McNeil, B., Roos, E., Ross, J., **Tandon, N.**, & Fekete, N. (2024). *Tissue Therapeutics: The Curative Potential of Combining Cells & Biomaterials*. Alliance for Regenerative Medicine. Retrieved from https://alliancerm.org/tissue-therapeutics-report/
2. Pecora A., Brillstein L., **Tandon N**, et.al. Bringing Value to Health Care. J Clin Pathways. 2024;10(3):48-53. doi:10.25270/jcp.2024.05.02
3. **Tandon, N.,** Bhumiratana, S. The Translational Mindset Is Essential for Taking Tissue-Engineered Therapeutics from Lab to Clinic. ACS Biomater. *Sci. Eng.* 2022, 8, 11, 4629–4633
4. **Tandon, N.,** Bhumiratana, S. Future Directions and Challenges. Bone Tissue Engineering. 2022, 293-307
5. Reilein, A., Cimetta, E., **Tandon, N.**, *et al.* Live imaging of stem cells in the germarium of the *Drosophila* ovary using a reusable gas-permeable imaging chamber. *Nat Protocols,* 2018.
6. Reilein, A., Melamed, D., Park, K.S., Berg, A., **Tandon, N.**, Vunjak-Novakovic, G, Finkelstein, S., Kalderon, D. Alternative direct stem cell derivatives defined defined by stem cell location and graded Wnt signalling. Nature Cell Biology, 2017
7. Cimetta, E., Lamprecht, M., Bhumiratana, S., Yakubova, N., and **Tandon, N.** Chapter 18: Personalized Medicine in Regenerative Medicine Technology: On-a-Chip Applications for Disease Modeling, Drug Discovery and Personalized Medicine. CRC Press, 2017
8. **Tandon, N**., et al. Galvanic microparticles increase migration of human dermal fibroblasts in a wound-healing model via reactive oxygen species pathway. Experimental Cell Research, 2014.
9. **Tandon, N.**, et al. Portable bioreactor for perfusion and electrical stimulation of engineered cardiac tissue. Conf Proc IEEE Eng Med Biol Soc. 2013
10. **Tandon, N.**, et al. Biomimetic electrical stimulation platform for neural differentiation of retinal progenitor cells. Conf Proc IEEE Eng Med Biol Soc. 2013 (In Press).
11. Saigal, R., Cimetta E., **Tandon, N.**, et al. Electrical Stimulation via a Biocompatible Conductive Polymer

Directs Retinal Progenitor Cell Differentiation. Conf Proc IEEE Eng Med Biol Soc. 2013 (In Press).
12. **Tandon, N**. et al. Bioreactor engineering of stem cell environments. Journal of Biotechnology Advances, 2013.
13. Vunjak-Novakovic, G, Lui, KO, **Tandon, N.**, and Chien, K. Bioengineering Heart Parts: A Paradigm for Regenerative Medicine. Annual Review of Biomedical Engineering, 2011.
14. Maidhof, R, **Tandon, N.**, et al. Biomimetic perfusion and electrical stimulation applied in concert improved the assembly of engineered cardiac tissue. Journal of Tissue Engineering and Regenerative Medicine, 2011.
15. Bhumiratana, S, Cimetta, E., **Tandon, N.**, Grayson, W., Radisic, M., and Vunjak-Novakovic G. Tissue engineering bioreactors, CRC Press, 2011.
16. **Tandon, N.**, et al. Optimization of Electrical Stimulation Parameters for Cardiac Tissue Engineering. The Journal of Tissue Engineering and Regenerative Medicine, 2011.
17. **Tandon, N.**, et al. Bioreactors for Tissue Engineering. Biomaterials Science: An Introduction to Materials in Medicine. SECTION II.6 Ch II.6.6 Bioreactors for Tissue Engineering Buddy D. Ratner (Editor) 2012.
18. Marsano A, Maidhof R, Wan LQ, Wang Y, Gao J, **Tandon, N.** and Vunjak-Novakovic G. Scaffold stiffness affects the contractile function of engineered cardiac constructs. Biotechnology Progress. Article first published online: 13 April 2010.
19. **Tandon, N.**, et al. Surface-patterned electrode bioreactor for electrical stimulation. Lab Chip, 2010, 10, 692 - 700.
20. Vunjak-Novakovic G., **Tandon, N.**, Godier A., Maidhof R., Marsano A., Martens T.P., and Radisic M. Challenges in Cardiac Tissue Engineering. Tissue Eng Part B Rev. 2010 16(2):169-87.
21. Serena E, Figallo E, **Tandon, N.**, Cannizzaro C, Gerecht S, Elvassore N, and Vunjak-Novakovic G. Electrical stimulation of human embryonic stem cells: Cardiac differentiation and the generation of reactive oxygen species. Exp Cell Res. 2009 315(20):3611-9.
22. **Tandon, N.**, Cannizzaro C, Chao PH, Maidhof R, Marsano A, Au HT, Radisic M, Vunjak-Novakovic G. Electrical stimulation systems for cardiac tissue engineering. Nat Protoc. 2009 4(2):155-73.
23. **Tandon, N.**, Goh, B., Marsano A., Chao P.H., Montouri-Sorrentino C., Gimble J., and Vunjak-Novakovic, G. Alignment and Elongation of Human Adipose-Derived Stem Cells in Response to Direct-Current Electrical Stimulation. Conf Proc IEEE Eng Med Biol Soc. 2009 1:6517-21.
24. **Tandon, N.**, Marsano, A., Cannizzaro, C., Voldman, J. & Vunjak-Novakovic, G. Design of Electrical Stimulation Bioreactors for Cardiac Tissue Engineering. Conf Proc IEEE Eng Med Biol Soc. (2008).
25. Marsano, A., Maidhof, R., **Tandon, N.**, Gao, J., Wang, Y., Vunjak-Novakovic, G. Engineering of functional contractile cardiac tissues cultured in a perfusion system. Conf Proc IEEE Eng Med Biol Soc. (2008).
26. Cannizzaro, C., **Tandon, N.**, Figallo, E., Park, H., Gerecht, S., Radisic, M., Elvassore, N., Vunjak-Novakovic, G. Practical Aspects of Cardiac Tissue Engineering with Electrical Stimulation. 2nd. ed. Methods in Molecular Biology: Tissue Engineering, ed. H. Hauser, Martin M. Fussenegger. 2007.
27. **Tandon, N.**, Cannizzaro, C., Figallo, E., Voldman, J. & Vunjak-Novakovic, G. Characterization of Electrical Stimulation Electrodes for Cardiac Tissue Engineering. Conf Proc IEEE Eng Med Biol Soc., 845-848. 2006.

D. Additional Information: Research Support and/or Scholastic Performance

<u>Ongoing Research Support</u>

FA864924P0954 Bhumiratana (PI) 8/16/2024- 3/1/2025
Air-Force Defense: Solution to Provide Bone Reconstruction Due to Battlefield Injury
The goal is to develop an advanced bone reconstruction solution for battlefield injuries, leveraging tissue engineering and regenerative medicine to address critical trauma needs. Role: Co- Investigator

FA864925P0069 Bhumiratana (PI) 2/25/2025- 8/1/2025
Air-Force Defense: Solution to Provide Cartilage Replacement for Long-term and Progressive Usage
The goal is to develop an advanced cartilage replacement solution, leveraging tissue engineering and regenerative medicine to address critical trauma needs. Role: Co- Investigator

<u>Completed Research Support</u>

R43 DE024671 Bhumiratana (PI) 09/15/14-06/30/2016
Cellularized bone grafts for point-of-care complex craniofacial reconstructions
The goal is to develop a unique class of anatomically precise living bone grafts, a cellularized bone graft that can be prepared within ≤7 days to address the needs in trauma patients requiring complex CMF repair. Role: Co-Investigator

R44 DE024924 Bhumiratana (PI) 08/01/15-07/31/2017
Engineered living bone grafts for complex craniomaxillofacial reconstructions
The goal is to conduct *in vivo* safety (host response) and efficacy (functional integration and bone remodeling) of tissue engineered anatomical bone graft using adipose-derived mesenchymal stem cells. Role: Co-Investigator

DoD Proposal: A161-049-1076 Bhumiratana (PI) 05/15/2017-11/14/2017
Production and maintenance of tissue-engineered human osteochondral grafts
The goal is to develope tissue-engineered living osteochondral graft for articular cartilage repair from adiposederived mesenchymal stem cells from various human donors and compare with rabbit adipose-derived stem cells for future pre-clinical testing.
Role: Corporate Official

DHA17-009 Bhumiratana (PI) 08/15/17-08/14/2018
Injectable Off-the-Shelf Cell-Based Therapy Cartilage Filler: Phase I
The goal is to develop an off-the-shelf injectable cartilage filler derived from allogeneic adipose-derived mesenchymal stem cells, optimized for anti-immunogenic properties and pre-chondrogenic potential, with the goal of repairing cartilage defects, integrating with native tissue, and preventing post-traumatic osteoarthritis, ultimately advancing toward preclinical testing and IND submission for clinical studies. Role: Co- Investigator

DHA17-009 Bhumiratana (PI) 08/27/18-01/26/2021
Injectable Off-the-Shelf Cell-Based Therapy Cartilage Filler: Phase II
The goal is to develop a unique class of anatomically precise living bone grafts, a cellularized bone graft that can be prepared within ≤7 days to address the needs in trauma patients requiring complex CMF repair. Role: Co-Investigator